Exhibit 99.1

NLS Pharmaceutics Announces Early Access Program (EAP) Allowing Patients with Idiopathic Hypersomnia to Receive Treatment with Mazindol ER

●	Named Patient Program (NPP) enables physicians to prescribe the Company’s novel Mazindol Extended-Release (ER) formulation to patients who have failed approved therapies
●	Product sales through the NPP are expected to be revenue-generating, with patient access anticipated to begin in Q2 2022

Switzerland/Zurich, March 28, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that it has entered into an agreement with Caligor Coghlan Pharma Services (CCPS) to administer a Named Patient Program enabling European patients with Idiopathic Hypersomnia (IH) to have pre-approval access to treatment with the Company’s novel Mazindol ER formulation. CCPS will provide Mazindol ER under this program, in which physicians can prescribe Mazindol ER to patients who are not receiving adequate relief from currently approved IH treatments.

NPPs involve pre-approval access to drugs in response to requests by physicians on behalf of specific, or “named,” patients before those medicines are licensed in the patient’s home country. Without this NPP, Mazindol ER would not otherwise be available to patients suffering from IH in participating countries. The key objectives of the NPP are (i) to provide access to Mazindol ER for people suffering from IH and develop groups of physicians and patients who utilize this treatment option to manage the symptoms of IH, and (ii) to raise awareness of Mazindol ER in the IH community as a potential treatment option and alternative to current therapies.

“We are very excited about partnering with CCPS, as they will provide patients a much-needed therapeutic option, while we pursue the full regulatory approval of Mazindol ER for the treatment of narcolepsy,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “We believe that this NPP has the potential to generate revenue in the mid-to-high single-digit million dollar range over the next 36 months. Anticipated revenues from this program are expected to provide the Company with additional working capital to execute its Mazindol ER clinical development strategy. We eagerly anticipate the final readout from our ongoing Phase 2a study in narcolepsy during the second half of this year, as enrollment remains on track and enthusiasm among the study’s principal investigators is strong. Once we report final results from the narcolepsy trial, if positive, we plan to conduct a post-Phase 2 meeting with the U.S. Food and Drug Administration (FDA) to establish the design of a registration-enabling study.”

The health authority in each country where the NPP is available is responsible for the national regulations governing the pre-approval access to investigational products. Processes for obtaining approval, documentation, monitoring and reporting requirements are some of the aspects that may differ from country to country. NLS will support physicians requesting named patient access in those countries where the NPP is available. Subject to required approvals, the NPP is expected to open in the coming months in the following countries: UK, France, Italy, Sweden, Belgium, Netherlands and Switzerland. NLS and CCPS plan to expand the NPP into other countries over time. For more information on how physicians can participate in the NPP or to register interest ahead of the program opening, please contact the CCPS team at mazindolER@calcog.com.

About Idiopathic Hypersomnia (IH)

Idiopathic hypersomnia (IH) is a rare sleep disorder, with unknown cause and pathophysiology; it is mainly characterized by excessive daytime sleepiness (EDS). IH is a long-term debilitating disease because the need for sleep during the day interferes with normal life. The quality of life of persons living with IH is adversely affected due to potential impacts on mental health, social relationships, memory loss and attention deficits. Socioeconomic costs of IH are accordingly substantial. According to the Hypersomnia Foundation, “People suffering from idiopathic hypersomnia often live without a correct diagnosis for many years, blaming themselves and struggling to maintain work, studies and relationships.” According to the European Medicines Agency, IH affects approximately 156,000 people in Europe, where there is no approved treatment for the disorder1. ClinicalTrials.gov lists only 8 active studies in IH, three of which are non-interventional natural history studies and registries. As a result, there is an acute need for novel investigational therapies to address the unmet needs of patients suffering from IH. Mazindol has shown promise in the treatment of IH in an observational open label cohort of 37 patients with IH resistant to modafinil and/or methylphenidate2.

About Caligor Coghlan Pharma Services (CCPS)

CCPS is global provider of pharmaceutical services that assist in the development and commercialization of pharmaceutical, biotechnology, and medical device assets. Services include early access to medicine services, global regulatory consulting, clinical trial design, clinical and commercial packaging and labeling, IMP management and distribution, comparator and ancillary procurement, Clinical Supply Management, commercialized product distribution, and asset acquisition planning. The CCPS Early Access team ensures global coverage across time zones and maintains a global distribution network to ensure rapid and timely delivery of therapeutics and supplies to patients and physicians. For more information, please visit www.calcog.com.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia. Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy is currently ongoing in the United States. Previously, NLS successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD. EAPs have great potential to benefit all stakeholders involved, from the patient who receives the medicine early, to the pharmaceutical company who provides it. Although EAPs can represent a significant undertaking, companies who invest in them should see considerable benefit in terms of launch preparedness, relationship building and market penetration.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the NPP and the potential benefits of Mazindol ER for patients suffering from IH, the potential revenues that may be generated from the NPP and the intended use of proceeds from such revenues, the expected timing of the final readout from its ongoing Phase 2a study and its planned post-Phase 2 meeting with the FDA, and the expected countries in which NLS expects to use the NPP. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

References:

[1]	https://www.ema.europa.eu/en/documents/orphan-designation/eu/3/20/2386-public-summary-opinion-orphan-designation-calcium-oxybate-magnesium-oxybate-potassium-oxybate_en.pdf
[2]	Arnulf I, Leu-Semenescu S, Dodet P. Precision Medicine for Idiopathic Hypersomnia. Sleep Med Clin. 2019 Sep;14(3):333-350. doi: 10.1016/j.jsmc.2019.05.007. PMID: 31375202.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

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